ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
February 28, 2011

Johnathan Mathiesen
(617) 951-7467
johnathan.mathiesen@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 142
Dear Mr. Thompson:
I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 142 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 21, 2010 in connection with the registration of Class P shares of Allianz NFJ Renaissance Fund (the “Renaissance Fund”) and Class R shares of Allianz AGIC Income & Growth Fund (the “Income & Growth Fund” and, together with the Renaissance Fund, the “Funds”). We received your oral comments regarding the Amendment via telephone on February 2, 2011. Summaries of your comments and the Trust’s responses are set forth below. These responses are reflected, to the extent applicable, in Post-Effective Amendment No. 143 to the Trust’s Registration Statement, which was filed on February 18, 2011 pursuant to Rule 485(b) under the Securities Act.
A. Prospectuses
General
1.	Comment: The Staff is of the view that the only documents that may be incorporated by reference into a fund’s Summary Prospectus are the fund’s Statutory Prospectus and Statement of Additional Information and that the fund’s shareholder reports, or any portion thereof, may not be incorporated by reference into a fund’s Summary Prospectus. See General Instruction D of Form N-1A. To the extent that Funds within the Registration Statement continue to make use of Summary Prospectuses to satisfy prospectus delivery obligations in reliance on Rule 498 under the Securities Act, please confirm that the legend appearing in each such Summary Prospectus will be stated accordingly.

Response: The legend in the Funds’ Summary Prospectuses conforms to the formulation in the Comment and reads, in pertinent part, as follows: “This Summary Prospectus incorporates by reference the Fund’s entire statutory prospectus and SAI, each dated November 1, 2010.”

2.	Comment: Please consider the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July Letter”). Specifically, please describe (1) the types of derivatives in which each such Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized. Further, please tailor the principal risk disclosure of each applicable Fund accordingly.

Response: As reflected in its most recent shareholder report dated June 30, 2010, the Renaissance Fund does not currently invest significantly in derivatives, and therefore the description of its principal investment strategies does not require additional detail of the type noted in the Comment. For the Income & Growth Fund, we respectfully submit that the description of the Fund’s derivatives usage — including the writing of covered call options on a significant portion of its portfolio — is already described in a manner consistent with the observations set forth in the July Letter.

Discussion of the specific risks relating to the individual types of derivatives used by the Income & Growth Fund is included in the statutory prospectus under “Summary of Principal Risks—Derivatives Risk” and “Characteristics and Risks of Securities and Investment Techniques—Derivatives.” The Trust believes that the disclosure in these sections sufficiently addresses the Staff’s concerns.

3.	Comment: The following sentence is included in the section titled “Principal Risks” within the Fund Summary of each Fund: “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Consistent with Item 4(b)(1)(iii) of Form N-1A, please either confirm to the Staff that the Funds are advised by or sold through an insured depository institution, or delete this statement.

Response: The Funds are not advised by an insured depository institution. While the Funds are not currently sold through insured depository institutions, such an intermediary relationship involving an insured depository institution may arise in the future. As such, the Trust respectfully submits that it is appropriate to retain the statement specified in Item 4(b)(1)(iii) of Form N-1A.

4.	Comment: The historical performance information shown for the new share classes of the Funds is based on the performance of an older share class, as indicated in the section titled “Performance Information” within each Fund’s Fund Summary. Please advise the Staff whether the performance information shown for any such newer share class is adjusted to reflect the lower fees and expenses paid by such newer share class. If it has been so adjusted, please explain the basis for using this method. Also, please provide information about any prior discussions with the Staff on this point.

Response: In the case of Class R shares of the Income & Growth Fund, the adjustment results in reported performance for certain periods that is higher than the older share class on which Class R performance is based. However, the Trust believes that its method of presenting performance is appropriate because it consistently uses the fees and expenses paid by a newer share class to adjust the older class performance shown for periods prior to the inception of the newer class. The alternative method, using the fees and expenses of the older share class, would provide less accurate information because it would fail to adjust for fees and expenses that will actually be paid by investors in the newer class. In many of the instances in which the Trust calculates performance in this manner, including for Class P shares of the Renaissance Fund, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer class were higher than those of the older class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the Trust’s presentation of performance data in its prospectuses for newer share classes with lower expenses than a Fund’s older share classes.[1] The methodology in question was the same as that used for presenting the performance in this Amendment.

I understand that during this conversation Mr. Miller indicated that (a) he understood the Trust’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the Trust’s methodology. Mr. Miller also indicated that he understood the Trust would use such methodology in the absence of further Staff action.

The Trust has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the recent revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of the Trust’s methodology or specifically disapprove of such an approach.

5.	Comment: The Staff notes that the “Principal Risks” of the Renaissance Fund include “Focused Investment Risk,” which is frequently associated with funds that are “non-diversified” as defined in Section 5(b)(2) of the Investment Company Act of 1940, as

[1]	This conversation resulted from the filing of a post-effective amendment to the Trust’s Registration Statement. The cover letter of that amendment specifically referred to this methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997).

amended (the “1940 Act”). If the Fund is non-diversified, please include the disclosure required by Item 4(b)(1)(iv) of Form N-1A in the Prospectus. If the Fund is “diversified” under the 1940 Act, no further action is necessary.

Response: We note that the Renaissance Fund is diversified under the 1940 Act and therefore no further action is necessary.
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Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-951-7467) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
/s/ Johnathan Mathiesen
Johnathan Mathiesen, Esq.

cc:	Brian S. Shlissel Thomas J. Fuccillo, Esq. Debra Rubano, Esq. Richard H. Kirk, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Chris Perriello, Esq. Jessica Reece, Esq.